UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (JUNE 24, 2003)

                                DIVERSINET CORP.
--------------------------------------------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

1.   Press  Release - Completion of US$3.1 million private placement financing
2.   Press  Release - Quarter  ended  April 30, 2003
3.   Financial  Statements  for  the  Six  Months  ended  April 30, 2003
4. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended April 30, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form  20-F          X               Form  40-F
                      ------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     YES               NO          X
                                ------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET  CORP.
--------------------------
(REGISTRANT)

DATE: JUNE 24, 2003                      BY: /s/ DAVID HACKETT
                                         -------------------------------------
                                         DAVID HACKETT, CHIEF FINANCIAL OFFICER

        DIVERSINET COMPLETES US$3.1 MILLION PRIVATE PLACEMENT FINANCING


TORONTO, CANADA, JUNE 24, 2003 - DIVERSINET CORP. (OTC BB: DVNT), a leading provider of secure mobile solutions, today announced that it has received signed, irrevocable subscriptions for the sale of 5,000,000 unregistered common shares of the Company at US$0.62 per unit for gross proceeds of US$3,100,000. At the time of pricing, the 5 day moving average was just less than 62 cents, so this financing represents a 'no-discount' transaction. The Company received funds and subscriptions in excess of the maximum. The private placement was a $2 million minimum and a $3.1 million maximum.

The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

The shares were purchased by institutional investors, accredited investors in the United States and management. The proceeds will be used for expanding the Company's sales efforts, working capital and general operations. After completion of the private placement there are 9,212,308 shares issued and outstanding and 10,764,966 shares on a fully diluted basis.

This press release does not represent an offer to buy or to sell any securities.

ABOUT  DIVERSINET  CORP.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Fremont, California; Hong Kong, SAR; and London, England. For more information visit www.diversinet.com.
------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

For more information:
David Hackett
Chief Financial Officer, Diversinet Corp.
Tel:  (416) 756-2324, ext. 275

              DIVERSINET CORP. ANNOUNCES RECORD QUARTERLY REVENUES
                     AND SECOND QUARTER FISCAL 2003 RESULTS
                       Operating cash loss narrows by 64%
                      Revenue up 696% for first six months

TORONTO, CANADA, JUNE 24, 2003 - DIVERSINET CORP. (OTC BB: DVNT), a leading provider of secured mobile solutions, today announced its second quarter fiscal 2003 results.

Revenues for the second quarter of fiscal 2003 were $2,649,000, up from $311,000 in the second quarter of fiscal 2002. For the six months ended April 30, 2003, the Company reported revenue of $3,867,000, compared to revenue of $486,000 for the six months ended April 30, 2002. The higher revenue was due to the inclusion of the results for DSS Software Technologies, which was acquired on January 2, 2003.

The net loss for the quarter ended April 30, 2003, was $2,084,000, or $(0.65) per share, compared to a net loss for the same quarter in fiscal 2002 of $2,063,000, or $(0.74) per share. The net loss reported was $3,198,000, or $(0.99) per share for the six months ended April 30, 2003, compared to a net loss of $3,788,000, or $(1.39) in the same period in fiscal 2002.

Cash used in operating activities was $795,000 in the three months ended April 30, 2003, a decline of 64% from the amount used in the same period of the prior year. The Company continues to show reduced quarter over quarter usage of cash in operations from last year and we continue to be vigilant in our cost control efforts.

By right-sizing our staff and our office space as our product development efforts reached completion, we have reduced our on-going burn rate by approximately $100,000 per month, which effect should begin to be seen in the third quarter and will fully be realized by the fourth quarter.

During the quarter, Diversinet licensed its wireless security software to the Hong Kong Institute of Vocational Education (HKIVE). The software will be used to train and give students hands-on experience installing and configuring wireless security in a final year project in the Higher Diploma in Computer and Information Engineering course. Diversinet's wireless security software was chosen since it is the same wireless security technology employed by Hongkong Post Mobile e-Cert digital certificates. Mobile e-Certs, which are built on Diversinet's advanced wireless security technology, electronically verifies and authenticates each party involved in a wireless transaction. During the quarter we signed a US$200,000 licence deal, however we will be recognizing the revenue upon confirmation of receipt of the payment.

In second quarter of fiscal 2003, Diversinet's systems integration subsidiary DSS entered into new product and project development agreements with Sun Microsystems, a provider of industrial-strength Internet hardware, software and services; Williams-Sonoma, a nationwide retailer of products for the home; MENTURA, a provider of educational and family DVD rentals by mail; Semaphore Partners, who assists sales, marketing and customer management professionals in Fortune 1000 companies acquire, convert and retain customers through technology-enabled solutions; and Eveo, the developer of a web-based rich media publishing platform that enables marketers to quickly and affordably, create, publish, and track rich media presentations, e-mails, interactive audio/video, newsletters, and promotional micro-sites.

Also during the quarter, Anthony Marcon was appointed VP, Financial Services. Prior to joining Diversinet, Anthony worked at CertaPay Inc., E*Trade Canada and HSBC in various sales and business development roles. Anthony has extensive experience in developing and structuring deals with leading financial institutions in North America, Europe and the Asia Pacific regions.

Subsequent to the quarter end, the Company completed the issue and sale of 5,000,000 common shares in the capital of the Company at US$0.62 per share for gross proceeds of US$3,100,000. With this financing, the Company expects to have sufficient cash resources for the foreseeable future.

ABOUT  DIVERSINET  CORP.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Fremont, California; Hong Kong, SAR; and London, England. For more information visit www.diversinet.com.
------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR MORE INFORMATION:
Diversinet Corp.
David Hackett
Tel:  (416) 756-2324, ext. 275

                                DIVERSINET CORP.
                          CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]



                                               APRIL 30      October 31
                                                 2003           2002
                                                   $              $
========================================================================
                                           (UNAUDITED)
ASSETS
CURRENT
Cash and cash equivalents                         842,772       953,272
Short-term investments                                  -     2,887,352
Accounts receivable                             1,479,947       416,070
Other receivables                                  97,724        24,952
Prepaid expenses                                  399,170       120,608
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                            2,819,613     4,402,254
------------------------------------------------------------------------
Capital assets, net                             1,464,069     1,877,012
Goodwill                                        1,417,374             -
------------------------------------------------------------------------
TOTAL ASSETS                                    5,701,056     6,279,266
========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                1,365,606       551,306
Accrued liabilities                             1,422,350     1,093,352
Current portion of promissory note                432,000             -
Current portion of notes payable                   13,860             -
Deferred revenue                                   25,778        14,452
------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                       3,259,594     1,659,110
------------------------------------------------------------------------
Promissory note                                   432,000             -
Notes payable                                       5,040             -
------------------------------------------------------------------------
TOTAL LIABILITIES                               3,696,634     1,659,110
========================================================================

SHAREHOLDERS' EQUITY
Share capital                                  58,949,961    58,957,962
Share purchase warrants                           589,824             -
Contributed surplus                                97,500        97,500
Deficit                                       (57,632,863)  (54,435,306)
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      2,004,422     4,620,156
========================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      5,701,056     6,279,266
========================================================================

                                     DIVERSINET CORP.
                       CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                  [in Canadian dollars]

Three and six months ended April 30, 2003
(Unaudited)
                                   THREE MONTHS APRIL 30          SIX MONTHS APRIL 30
                                    2003           2002           2003           2002
                                     $              $              $               $
-----------------------------------------------------------------------------------------

REVENUE
Software products                     29,604        311,189        313,556       485,641
Consulting services                2,619,550              -      3,553,363             -
-----------------------------------------------------------------------------------------
                                   2,649,154        311,189      3,866,919       485,641

-----------------------------------------------------------------------------------------
Cost of sales                      2,252,551              -      3,039,116             -
-----------------------------------------------------------------------------------------
GROSS MARGIN                         396,603        311,189        827,803       485,641

EXPENSES
Research and development             531,978        761,015        969,535     1,408,633
Sales and marketing                  381,561        476,420        780,984       908,011
General and administrative         1,227,054      1,055,704      1,839,120     1,792,156
Depreciation and amortization        365,458        145,598        502,838       267,474
-----------------------------------------------------------------------------------------
                                   2,506,061      2,438,737      4,092,477     4,376,274
-----------------------------------------------------------------------------------------
Loss before the following         (2,109,448)    (2,127,548)    (3,264,674)   (3,890,633)
Interest income                      (25,907)       (64,224)       (67,117)     (102,351)
=========================================================================================
LOSS FOR THE PERIOD               (2,083,541)    (2,063,324)    (3,197,557)   (3,788,282)
=========================================================================================

LOSS PER SHARE                         (0.65)         (0.74)         (0.99)        (1.39)
=========================================================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING          3,222,308      2,798,694      3,222,308     2,718,737
=========================================================================================


DEFICIT, BEGINNING OF PERIOD     (55,549,322)   (49,763,322)   (54,435,306)  (48,038,364)
Loss for the period               (2,083,541)    (2,063,324)    (3,197,557)   (3,788,282)
-----------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD           (57,632,863)   (51,826,646)   (57,632,863)  (51,826,646)
=========================================================================================

                                              DIVERSINET CORP.
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           [in Canadian dollars]


Three and six months ended April 30, 2003
(Unaudited)

                                                        Three months April 30        Six months April 30
                                                          2003          2002          2003         2002
                                                            $             $             $            $
-----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                   (2,083,541)   (2,063,324)   (3,197,557)   (3,788,282)
Add (deduct) items not requiring an outlay of cash:
   Depreciation and amortization                         365,458       145,598       502,838       267,474
   Changes in non-cash working capital items
   related to operations:
   Accounts receivable and other receivables             493,549      (115,771)    2,449,185        97,061
   Prepaid expenses                                      146,904       100,899      (220,344)      277,713
   Accounts payable and accrued liabilities              295,293      (284,912)     (392,648)   (1,435,485)
   Deferred revenue                                      (12,962)       (2,852)       11,326         3,853
-----------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                       (795,299)   (2,220,362)     (847,200)   (4,577,666)
===========================================================================================================


FINANCING ACTIVITIES
   Issue of common shares, common purchase options,
   warrants for cash and share consolidation costs        (8,001)    4,773,626        (8,001)    4,773,626
   Notes payable                                         (87,131)         -       (1,359,305)         -
   Promissory notes payable                              (82,140)         -          (82,140)         -
   Bank indebtedness                                    (380,000)         -         (380,000)         -
   Deferred financing costs                                  200          -          (27,401)         -
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                   (557,072)    4,773,626    (1,856,847)    4,773,626
===========================================================================================================

INVESTING ACTIVITIES
   Short-term investments                                   -             -        2,887,352     3,087,680
   Acquisition, net of cash received                     (13,549)         -         (351,152)         -
   Additions to capital assets                            58,210        (2,190)       57,347       (11,392)
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY INVESTING ACTIVITIES                     44,661        (2,190)    2,593,547     3,076,288
===========================================================================================================
NET INCREASE IN CASH AND CASH
   EQUIVALENTS DURING THE PERIOD                      (1,307,710)    2,551,074      (110,500)    3,272,248
Cash and cash equivalents,
   beginning of the period                             2,150,482     3,783,018       953,272     3,061,844
===========================================================================================================
CASH AND CASH EQUIVALENTS,
   END OF THE PERIOD                                     842,772     6,334,092       842,772     6,334,092
===========================================================================================================

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Amounts expressed in Canadian dollars)
Three and six months ended April 30, 2003

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care. The Company, through its subsidiary, DSS Software Technologies, provides consulting services to businesses in Silicon Valley and professional software consultants to IS/IT departments.

1.  Future  Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.  Significant  accounting  policies

a)  Basis  of  presentation

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2002 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at April 30, 2003 and the statement of loss and deficit and cash flows for the six months ended April 30, 2003 in accordance with Canadian generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended October 31, 2002.

b)  Goodwill

The Company uses the purchase method of accounting for business combinations. The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill. Goodwill acquired in business combinations after June 30, 2001 is not amortized and will be tested for impairment on at least an annual basis.

c)  Stock-based  compensation

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. There was no impact on the consolidated financial statements on adoption of the section. However, the standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro-forma information as if the fair value method has been applied (note 6).

3.  Acquisition

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider. The aggregate purchase price was $2,022,573 consisting of $473,070 (U.S.$300,000) in cash, $13,539 in the costs associated with the acquisition, $946,140 (U.S.$600,000) of promissory note payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $589,824 (U.S.$374,040). The share purchase warrants vest equally on January 2, 2003,
2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain financial targets over the next three years and will be recorded with an increase to goodwill when the targets have been met. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired                                147,242
Working capital                                                          457,957
Goodwill                                                               1,417,374
--------------------------------------------------------------------------------
 Purchase price                                                        2,022,573
================================================================================

4.  Interest  in  joint  venture

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at April 30, 2003. There were no operations in the joint venture this quarter.

================================================================================
Capital assets                                                           358,862
--------------------------------------------------------------------------------
Total assets                                                            $358,862
================================================================================

================================================================================
Accounts payable                                                         195,652
Accrued liabilities                                                        1,254
--------------------------------------------------------------------------------
Total liabilities                                                       $196,906
================================================================================

5.  Segmented  information

The Company operates in two reportable operating segments, that being the sale of security software products and consulting services. At April 30, 2003, assets in the security software products segment was $2,741,452 and in the consulting services segment was $2,941,607. At April 30, 2003, 48% (100%-October 31, 2002)
of the assets were attributable to the security software products segment and the remaining balance were attributable to the consulting services segment. All goodwill has been assigned to the consulting services reporting unit. At April 30, 2003, 95% [100% - October 31, 2002] of the capital assets were located in Canada and 5% [nil - October 31, 2002] were located in the United States. Two customers contributed 32% and 23% respectively of total revenue for the three month period ended April 30, 2003, two different customers contributed 37% and 31% of revenue for the three month period ended April 30, 2002.

                                     THREE MONTHS APRIL 30, 2003           SIX MONTHS APRIL 30, 2003
                                    $             $            $           $            $            $
===========================================================================================================
                                 SOFTWARE      CONSULTING      TOTAL     SOFTWARE    CONSULTING     TOTAL
                                 PRODUCTS                                PRODUCTS
Revenue                             29,604     2,619,550    2,649,154   1,241,882    2,625,037    3,866,919
Cost of sales                                  2,252,551    2,252,551                3,039,116    3,039,116
-----------------------------------------------------------------------------------------------------------
Gross margin                        29,604       366,999      396,603   1,241,882     (414,079)     827,803
-----------------------------------------------------------------------------------------------------------
Research and development                                      531,978                              969,535
Sales and marketing                                           381,561                              780,984
General and administrative                                  1,227,054                            1,839,120
Depreciation and amortization                                 365,458                              502,838
-----------------------------------------------------------------------------------------------------------
Loss before interest income                                (2,109,448)                          (3,264,674)
===========================================================================================================

All revenue was generated from one operating segment, software products, during the six month period ended April 30, 2002.

                                   THREE MONTHS APRIL 30   SIX MONTHS APRIL 30
                                       2003       2002       2003      2002
                                       $          $          $         $
=============================================================================
REVENUE
United States                        2,625,037    19,805   3,553,363   28,744
Asia                                    20,765   177,029     303,890  257,122
Canada                                   3,352   114,355       9,666  199,775
-----------------------------------------------------------------------------
                                     2,649,154   311,189   3,866,919  485,641
=============================================================================

6.  Share  capital

a) As at April 30, 2003, the following were outstanding:

Number of common shares                                                             3,222,308
Number of common share options granted under the Company's stock option plan          317,391

On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

b)  Stock-Based  compensation

For companies electing not to adopt the fair value measurement for stock-based compensation for employee grants, the pronouncement required the disclosure of proforma loss and loss per share information. The Company has elected to present the proforma information as if the Company had accounted for its stock options issued from December 15, 1995 under the fair value method. A summary of the required proforma disclosure of the impact on the consolidated statements of loss is presented in the table below:

                                                      THREE MONTHS APRIL 30   SIX MONTHS APRIL 30
                                                                       2003                  2003
                                                                          $                     $
=================================================================================================
 Loss for the period                                                (2,083,541)       (3,197,557)
 Compensation expense related to the fair value of stock options     1,046,174         2,637,385
-------------------------------------------------------------------------------------------------
 Proforma loss for the period                                       (3,129,715)       (5,834,942)
 Proforma loss per common share: Basic and diluted                       (0.97)            (1.81)
=================================================================================================
 Weighted average number of common shares                            3,222,308         3,222,308

The fair value of each option granted has been determined using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant using the Black-Scholes option pricing model include:
risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

The Company granted 58,700 options (2002 - 173,500) during the six month period ended April 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at April 30, 2003 and October 31, 2002 and the Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and the six months ended April 30, 2003 and 2002 and the Notes to Interim Consolidated Financial Statements for Diversinet Corp. On January 2, 2003 we completed the acquisition of DSS Software Technologies (DSS) and the DSS results are included as of the acquisition date.

DSS is a software solutions and consulting provider serving businesses in the Silicon Valley with skilled and professional software consultants. DSS's consultants work in information services and information technology departments for a wide variety of companies performing functions such as system administration, database administration, software development, web development, data conversion, ERP - CRM implementation, migrations, upgrades, integrations and developing interfaces. DSS's current technical expertise is focused on Oracle, CRM (Siebel), ERP, Java development and architecture.

Subsequent to the quarter end, the Company completed the issue and sale of 5,000,000 common shares in the capital of the Company at US$0.62 per shares for gross proceeds of US$3,100,000. With this financing, the Company expects to have sufficient cash resources for the remainder of the fiscal year and into the 2004 fiscal year.

OPERATING  RESULTS
We reported a similar net loss of $2,084,000 for the three months ended April 30, 2003 compared to a net loss of $2,063,000 in the prior year's second quarter. The net loss was $3,198,000 for the six months ended April 30, 2003 compared to a net loss of $3,788,000 in the same period in fiscal 2002. During the quarter we increased our depreciation and amortization of leasehold improvements by $231,000 in anticipation of our subleasing of part of our Toronto office space, effective July 1, 2003. The decreased net loss in the first six months of 2003 is attributable to our continued efforts in cost control and in part to the acquisition of DSS effective January 2, 2003.

For the three months ended April 30, 2003, we reported revenue of $2,649,000 compared to revenue of $311,000 for the quarter ended April 30, 2002. The current period revenue is made up of DSS revenues of $2,619,000 and Diversinet revenues of $30,000. While we signed a US$200,000 licence deal in the second quarter, we will be recognising the revenue upon confirmation of receipt of the payment.

Cost of sales for the three months ended April 30, 2003 was $2,253,000 (representing a gross margin of 14% on DSS revenues) compared with $0 for the quarter ended April 30, 2002. Cost of sales for the six months ended April 30, 2003 was $3,039,000 (representing a gross margin of 14% on DSS revenues) compared with $0 for the six months ended April 30, 2002. The cost of sales represents the direct costs associated for DSS completing the consulting services revenue. As we integrate DSS and Diversinet and start to focus DSS towards wireless application consulting, we expect that the gross margins on DSS revenues will improve.

Research and development expenses decreased to $532,000 in the three months ended April 30, 2003 from $761,000 in the three months ended April 30, 2002 resulting primarily as a result of continued efforts to reduce costs. Research and development expenses decreased to $970,000 in the six months ended April 30, 2003 from $1,409,000 in same period of fiscal 2002.

Sales and marketing expenses were $382,000 in the second quarter of fiscal 2003 compared to $476,000 in the second quarter of fiscal 2002. Sales and marketing expenses were $781,000 in the first six months of fiscal 2003 compared to $908,000 in the same period of fiscal 2002. The decrease is due in part to a reduction in travel costs and license fees. During the six months of fiscal 2003 we expanded the sales team adding experienced sales people in Hong Kong, the United States and Canada. We believe that selective additions to the sales team will benefit the Company through increased revenues in the short to medium term.

General and administrative expenses were $1,227,000 for the second quarter of 2003 compared to $1,056,000 incurred during the second quarter of 2002. Foreign exchange gains were $10,000 for the three months compared to losses of $13,000 for the respective period in 2002. General and administrative expenses were $1,839,000 for the first six months of 2003 compared to $1,792,000 incurred during the first two quarters of 2002. Overall Diversinet G&A costs have been reduced from last year, however with the acquisition of DSS, the additional of the DSS infrastructure has caused the overall G&A to increase modestly.

Depreciation and amortization expense in the second quarter of fiscal 2003 increased to $365,000 from $146,000 in the second quarter of fiscal 2002. During the quarter the Company increased its depreciation for leasehold improvements in anticipation of our subleasing of certain of its office space in Toronto to be effective July 1, 2003. Depreciation and amortization expense in the first two quarters of fiscal 2003 increased to $503,000 from $267,000 for the same period of fiscal 2002.

LIQUIDITY  AND  CAPITAL  RESOURCES
Cash used in operating activities was $795,000 in the three months ended April 30, 2003, a decline of 64% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $2,084,000, less net depreciation and amortization of $365,000. Other non-cash items include an increase in accounts payable and accrued liabilities of $295,000, a decrease in receivables of $494,000, a decrease in deferred revenue of $13,000 and a decrease in prepaid expenses of $147,000. Cash used in operating activities was $2,220,000 in the quarter ended April 30, 2002, attributable to the net loss of $2,063,000 less net depreciation and amortization of $146,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $285,000, an increase in receivables of $116,000, a decrease in deferred revenue of $3,000 and a decrease in prepaid expenses of $101,000.

Cash used in operating activities was $847,000 in the six months ended April 30, 2003, a decline of 81% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $3,198,000, less net depreciation and amortization of $503,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $393,000, a decrease in receivables of $2,449,000, an increase in deferred revenue of $11,000 and an increase in prepaid expenses of $220,000. Cash used in operating activities was $4,578,000 in the six months ended April 30, 2002, attributable to the net loss of $3,788,000 less net depreciation and amortization of $267,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $1,436,000, a decrease in receivables of $97,000, an increase in deferred revenue of $4,000 and a decrease in prepaid expenses of $278,000.

Cash used in financing activities in the three months ended April 30, 2003, was $557,000 representing a decrease in the notes payable of $87,000, a decrease in the promissory notes payable of $82,000, repayment of the $380,000 bank indebtedness and $8,000 spent on share consolidation costs. Cash used in financing activities in the quarter ended April 30, 2002, was $4,774,000. In April 2002 the Company completed the issue and sale of 5,186,708 units in the capital of the Company at US$0.60 per unit for gross proceeds of US$3,112,022. Each unit is comprised of one common share and three-quarters of one common Share purchase warrant. Each warrant will entitle the holder thereof to acquire one common share at a price of US$0.72 per common share for a period of up to three years.

Cash used in financing activities in the six months ended April 30, 2003 was $1,856,000 representing a decrease in the notes payable of $1,359,000, a decrease in the promissory notes payable of $82,000, repayment of the $380,000 bank indebtedness, an increase in deferred financing costs of $27,000 and $8,000 spent on share consolidation costs. Cash provided by financing activities in the six months ended April 30, 2002 was $4,774,000 representing the net proceeds from the private placement described above.

Cash provided by investing activities in the three months ended April 30, 2003 was $45,000 and consisted of $58,000 of proceeds of a capital asset sale and additional cost of $14,000 incurred for the acquisition of DSS. Cash used in investing activities in the three months ended April 30, 2002 was $2,000 attributable to capital asset additions.

Cash provided by investing activities in the six months ended April 30, 2003 was $2,594,000 consisting of $2,887,000 received from proceeds of a short term investment and $57,000 of proceeds from the sale of capital assets. Cash provided by investing activities in the six months ended April 30, 2002 was 3,077,000 consisting of $3,088,000 received from proceeds of a short term investment offset by $11,000 spent of capital asset additions.

With the completion of our recent financing after the quarter end, we believe that our cash and cash equivalents as at April 30, 2003 of $843,000 and the additional amounts from the financing will be sufficient to meet our short-term working capital requirements for the remainder of the fiscal year and into the 2004 fiscal year.

RISKS  AND  UNCERTAINTIES
Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from mobile business and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2003. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon DSS signing new consulting services contracts and the completion date of license agreements. In this regard, the purchase of our products often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter. Moreover, we have generally recorded a significant portion of our total quarterly revenues in the third month of a quarter, with a concentration of these revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Continued quotation on the Over the Counter Bulletin Board. If the Company's shares do not continue to be listed on the OTC BB, holders of the common shares will have difficulty selling their shares. Since April 30, 2003 the Company has been trading on the Over the Counter Bulletin Board under the symbol "DVNT.OB". As a result there may only be a limited trading market for the common shares and shareholders could find it difficult to dispose of, or obtain accurate quotations, for the common shares. No assurance can be given that the Company's common shares will be come listed on the Nasdaq SmallCap market or a stock exchange in the future.

Furthermore, the Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock". The Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. The Company's common shares are currently penny stock.

The liquidity of the Company's common shares may be materially and adversely affected if the Company's common shares continue to be deemed to be penny stock in the future due to the burdensome administration requirements imposed by these rules.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2002 and 2003 year to date, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our product revenue declined from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. Furthermore with the acquisition of DSS, the majority of DSS's revenues and costs from operations are denominated in U.S. dollars. During fiscal 2002 and 2003 year to date, we incurred most of our expenses in Canadian dollars, but we also incurred a portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our recent financing in April 2002, we have had a portion of our cash resources in U.S. dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

CERTIFICATIONS
Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended April 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nagy Moustafa, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 24, 2003
/s/  Nagy Moustafa
Nagy Moustafa
President & CEO
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.


Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended April 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Hackett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge, such knowledge being limited by the fact that I was not an officer of the Company until March 26, 2002 and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 24, 2003
/s/  David Hackett
David Hackett
Chief Financial Officer
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.